EXHIBIT 21.1

Subsidiaries of Post Holdings, Inc.

The following entities are the subsidiaries of Post Holdings, Inc.:

Name	Jurisdiction of Incorporation/Formation
Post Foods, LLC	Delaware
Post Foods Canada Inc.	British Columbia